SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)*

Regeneron Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

75886F 10 7
(CUSIP Number)

Karen Linehan
Executive Vice President, Legal Affairs and General Counsel
Sanofi
54, rue La Boétie, 75008
Paris, France
Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1	NAMES OF REPORTING PERSONS
Sanofi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
23,221,451 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
400,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,221,451 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.0% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          As of May 29, 2020, Sanofi directly held 0 shares of Common Stock and Aventisub LLC (the successor by merger to Aventis Pharmaceuticals Inc. (“Aventis”) and an indirect, wholly-owned subsidiary of Sanofi (“Aventisub”)), directly held 400,000 shares of Common Stock, which reflects the sales of shares described in Item 4 of this Amendment No. 15.  However, as of April 14, 2020, the record date for the annual meeting of stockholders of Regeneron Pharmaceuticals, Inc. (the “Company”) to be held on June, 12, 2020 (the “2020 Annual Meeting”), Sanofi directly held 20,421,899 shares of Common Stock and Aventisub directly held 2,799,552 shares of Common Stock.  Consequently, Sanofi may be deemed the beneficial owner of such shares until the conclusion of the 2020 Annual Meeting because of Sanofi’s continued voting power up until that time.  Pursuant to the Amended and Restated Investor Agreement, dated as of January 11, 2014, by and among Sanofi, sanofi-aventis US LLC, Aventis, sanofi-aventis Amérique du Nord (collectively, the “Sanofi Parties”) and the Company, as amended, the Sanofi Parties agreed to vote their respective shares of the Company, subject to specified exceptions, in accordance with the recommendation of the Company’s Board of Directors.  See Item 5 of the Schedule 13D.

(2)          Calculation based on 110,673,311 shares of Common Stock outstanding as of April 14, 2020, as reported in the Company’s Quarterly Report on Form 10-Q (the “First Quarter 10-Q”) filed with the Securities and Exchange Commission (“SEC”) on May 5, 2020.  Without giving effect to Sanofi’s continued voting power up until the conclusion of the 2020 Annual Meeting, Sanofi would beneficially own less than 1% of the shares of Common Stock outstanding as of May 29, 2020 (based on (i) 110,673,311 shares of Common Stock, as reported in the First Quarter 10-Q, minus (ii) 9,806,805 shares of Common Stock, which reflects the Issuer’s Repurchase (as described in Item 4 of this Amendment No. 15)).

This Amendment No. 15 (“Amendment No. 15”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2014, as amended (the “Schedule 13D”), and is filed by Sanofi (“Sanofi” or the “Reporting Person”) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Regeneron Pharmaceuticals, Inc. (the “Issuer” or the “Company”).  Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is supplemented as follows:

Schedule I of the Schedule 13D is replaced with Schedule I to this Amendment No. 15.  During the last five years, to the best of the Reporting Person’s knowledge, none of the Scheduled Persons has been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On May 29, 2020, Sanofi and Aventisub LLC, an indirect, wholly-owned subsidiary of Sanofi (“Aventisub”), consummated the sale of an aggregate of 13,014,646 shares of Common Stock at $509.85 per share (13,014,646 shares in a registered public offering to the underwriters (the “Offering”) and 9,806,805 shares in a private sale to the Company (the “Repurchase”)).  Specifically, Sanofi sold 10,615,094 shares in the Offering and 9,806,805 shares to the Company, and Aventisub sold 2,399,552 shares in the Offering.

On May 29, 2020, upon the consummation of the Offering and the Repurchase, an amendment, dated May 25, 2020 (the “Amendment Letter Agreement”), to the Amended and Restated Investor Agreement, dated as of January 11, 2014, as amended (the “Investor Agreement”), became effective.  The Amendment Letter Agreement, which is among Sanofi, sanofi-aventis US LLC, Aventisub (collectively, the “Sanofi Entities”), and the Company provides, among other things, that:  (1) the “standstill” provisions in the Investor Agreement, which contractually prohibit Sanofi from seeking to directly or indirectly exert control of the Company, will continue to apply pursuant to their terms; (2) Sanofi will no longer have the right to designate an independent board member for the Company’s board of directors (though, the termination of Sanofi’s board designation right will not impact the term of the current Sanofi designee, N. Anthony Coles, M.D.); (3) the voting commitments contained in the Investor Agreement will continue to apply to shares of Common Stock held by Sanofi and its affiliates for so long as such shares are held by them; (4) Sanofi and its affiliates will no longer have registration rights with respect to shares of Common Stock held by them as provided in the Investor Agreement; (5) the information rights and pre-emptive rights provided to Sanofi and its affiliates under the Investor Agreement will no longer apply; and (6) the restrictions on transfer in the Investor Agreement will continue to apply to the shares of Common Stock held by Sanofi and its affiliates until December 20, 2020 (except those shares may be used to satisfy certain funding obligations of Sanofi under the companies' existing collaborations).

In connection with the Offering, Sanofi and Aventisub entered into a customary 90-day “lock-up” agreement with the underwriters, dated May 25, 2020 (the “Lock-up Agreement”).

The information set forth under Item 6 of this Amendment No. 15 is incorporated herein by reference.

The descriptions of the Amendment Letter Agreement and Lock-up Agreement as described in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the Amendment Letter Agreement and Lock-up Agreement, which included in this Statement as Exhibit 99.5 and Exhibit 99.6, respectively, and are incorporated herein by reference.

Item 5.	Interests in the Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 15 as of May 29, 2020, are incorporated herein by reference.  The Reporting Person may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock directly owned by Aventisub, its subsidiary.

As described in footnote (1) to the cover page of this Amendment 15, the shares of Common Stock beneficially owned by the Reporting Person as set forth on the cover page of this Amendment No. 15 continues to include a total of 22,821,451 shares of Common Stock sold by Sanofi and Aventisub in the Offering and the Repurchase described above in Item 4 because Sanofi and Aventisub were the owners of such shares on the record date for the 2020 Annual Meeting and therefore the Reporting Person may be deemed the beneficial owner of such shares until the conclusion of the 2020 Annual Meeting because of its continued voting power up until that time.

Pursuant to the Investor Agreement, the Sanofi Parties have agreed to vote their respective shares of Common Stock, subject to specified exceptions, in accordance with the recommendation of the Company’s Board of Directors.

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule I to the Schedule 13D beneficially owns any shares of Common Stock as May 29, 2020.

(c)  During the last sixty days through and including May 29, 2020, no transactions were effected in the Common Stock by the Reporting Person except as disclosed in Item 4 of this Amendment No. 15.

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule I to the Schedule 13D effected transactions in the Common Stock during the period described above.

(d)  Not applicable.

(e)  For the reason described above in this Item 5, at the conclusion of the 2020 Annual Meeting to be held on June 12, 2020, the Reporting Person will cease to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented as follows:

The information set forth under Item 4 of this Amendment No. 15 is incorporated herein by reference.

On May 25, 2020, the Company provided a limited waiver of lock-up obligations in the Investor Agreement to allow the Sanofi Entities to consummate the Offering and the Repurchase.

On May 26, 2020, in connection with Offering, Sanofi, Aventisub and the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with certain underwriters, including BofA Securities, Inc. and Goldman Sachs & Co. LLC (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, Sanofi agreed to sell 10,615,094 shares of Common Stock and Aventisub agreed to sell 1,216,402 shares of the Common Stock to the Underwriters at a price of $509.85 per share.  In addition, Sanofi and Aventisub granted the Underwriters an option to purchase up to an additional 1,183,150 shares of Common Stock in the aggregate, which option was fully exercised by the Underwriters.

On May 25, 2020, Sanofi and the Issuer entered into a Stock Repurchase Agreement (the “Stock Repurchase Agreement”), pursuant to which, and conditioned upon the closing of the Offering, the Company agreed to repurchase from Sanofi and Sanofi agreed to sell to the Company, a number of shares of Common Stock equal to $5 billion divided by the price at which the shares of Common Stock are sold to the public in the Offering, less the underwriting discount.

The descriptions of the Underwriting Agreement and Stock Repurchase Agreement as set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement and Stock Repurchase Agreement, which are included in this Statement as Exhibit 99.7, and Exhibit 99.8, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.5	Amendment Letter Agreement, dated as of May 25, 2020, by and among the Sanofi Entities and the Issuer.*

Exhibit 99.6	Lock-up Agreement, dated as of May 25, 2020, by and among Sanofi, Aventisub and the Underwriters.*

Exhibit 99.7	Underwriting Agreement, dated as of May 26, 2020, by and among Sanofi, Aventisub, the Underwriters and the Issuer.*

Exhibit 99.8	Stock Repurchase Agreement, dated as of May 25, 2020, by and between Sanofi and the Issuer.*

*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2020

SANOFI

	By:	/s/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Attorney-in-fact

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

SANOFI

The name, business address and present principal occupation or employment of each of the directors and executive officers of Sanofi are set forth below.  Unless otherwise indicated, the business address of each director and executive officer is Sanofi, 54 rue La Boétie, 75008 Paris, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Serge Weinberg	Chairman of the Board of Directors of Sanofi, Chairman of Weinberg Capital Partners

Paul Hudson British citizenship	Chief Executive Officer of Sanofi

Laurent Attal	Director at Sanofi, Executive Vice President–Research and Innovation at L’Oréal

Christopher Babule	Director at Sanofi, Executive Vice President, Chief Financial Officer at L’Oréal

Bernard Charlès	Independent Director at Sanofi, Vice Chairman of the Board of Directors and CEO of Dassault Systèmes SE

Rachel Duan Chinese citizenship	Independent Director at Sanofi, Senior Vice President of General Electric and President and Chief Executive Officer of General Electric Global Markets

Lise Kingo Danish citizenship	Independent Director at Sanofi, Chief Executive Officer and Executive Director of United Nations Global Compact

Patrick Kron	Independent Director at Sanofi, Chairman of Imerys and Chairman of Truffle Capital

Fabienne Lecorvaisier	Independent Director at Sanofi, Executive Vice President, Chief Financial Officer and Executive Committee Member of Air Liquide

Melanie Lee British citizenship	Independent Director at Sanofi, Chief Executive Officer of LifeArc

Carole Piwnica Belgian citizenship	Independent Director at Sanofi, Managing Partner of Naxos S.A.

Gilles Schnepp	Independent Director at Sanofi, Vice-Chairman of the Supervisory Board of Peugeot S.A.

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Diane Souza U.S. citizenship	Independent Director at Sanofi, Member of the Board of Directors of Amica Insurance Companies

Thomas C. Südhof German and U.S. citizenship
Independent Director at Sanofi, Avram Goldstein Professor at the Department of Molecular & Cellular Physiology, Neurosurgery, Psychiatry and Neurology, Stanford University, School of Medicine (United States)

Marion Palme German citizenship	Director representing employees at Sanofi, Laboratory Technician

Christian Senectaire	Director representing employees at Sanofi, Senior Production Technician

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Paul Hudson British citizenship	Chief Executive Officer of Sanofi

Olivier Charmeil	Executive Vice President, General Medicines

Jean-Baptiste Chasseloup de Chatillon	Executive Vice President, Chief Financial Officer

Karen Linehan U.S. and Irish citizenship	Executive Vice President, Legal Affairs and General Counsel

David Loew Swiss citizenship	Executive Vice President, Sanofi Pasteur

Philippe Luscan	Executive Vice President, Global Industrial Affairs

Alan Main English citizenship	Executive Vice President, Consumer Healthcare

Caroline Luscombe English citizenship	Executive Vice President, Human Resources

Bill Sibold U.S. and Canadian citizenship Business address: 50 Binney Street Cambridge, MA 02142	Executive Vice President, Sanofi Genzyme

John Reed U.S. citizenship Business address: 640 Memorial Drive Cambridge, MA 02139	Executive Vice President, Global Head of Research and Development